Sun Life Reports First Quarter 2024 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2024 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2024, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. Certain 2023 results in the Drivers of Earnings and CSM Movement Analysis were refined to more accurately reflect how the business is managed.

TORONTO, ON - (May 9, 2024) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the first quarter ended
March 31, 2024.
•Underlying net income(1) of $875 million decreased $20 million or 2% from Q1'23; underlying ROE(1) was 16.0%.
◦Wealth & asset management underlying net income(1): $408 million, down $3 million or 1%.
◦Group - Health & Protection underlying net income(1): $280 million, down $23 million or 8%.
◦Individual - Protection underlying net income(1): $278 million, down $13 million or 4%.
◦Corporate expenses & other(1): $(91) million net loss, improved $19 million or 17%.
•Reported net income of $818 million increased $12 million or 1% from Q1'23; reported ROE(1) was 15.0%.
•Assets under management ("AUM")(1) of $1,470 billion increased $106 billion or 8% from Q1'23.
•Increase to common share dividend from $0.78 to $0.81 per share.

"In the first quarter, we delivered on our Client Impact strategy by advancing our asset management and insurance businesses with strong growth in insurance sales, CSM and AUM," said Kevin Strain, President and CEO of Sun Life. "Underlying earnings were affected by the sale of Sun Life UK, higher morbidity claims, and the end of the Public Health Emergency in the U.S. Our capital remains strong and this quarter, we announced a 4% increase to our shareholder dividend and expect to actively continue share buybacks in the second quarter.”

Financial and Operational Highlights

	Quarterly results
Profitability	Q1'24	Q1'23
Underlying net income ($ millions)(1)	875	895
Reported net income - Common shareholders ($ millions)	818	806
Underlying EPS ($)(1)(2)	1.50	1.52
Reported EPS ($)(2)	1.40	1.37
Underlying return on equity ("ROE")(1)	16.0%	17.3%
Reported ROE(1)	15.0%	15.6%
Growth	Q1'24	Q1'23
Wealth sales & asset management gross flows ($ millions)(1)	46,898	46,349
Group - Health & Protection sales ($ millions)(1)(3)	528	509
Individual - Protection sales ($ millions)(1)	757	511
Assets under management ("AUM") ($ billions)(1)	1,470	1,364
New business Contractual Service Margin ("CSM") ($ millions)(1)	347	232
Financial Strength	Q1'24	Q1'23
LICAT ratios (at period end)(4)
Sun Life Financial Inc.	148%	148%
Sun Life Assurance(5)	142%	144%
Financial leverage ratio (at period end)(1)(6)	21.1%	23.2%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'24 MD&A.
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Prior period amounts related to U.S. Dental sales have been restated to reflect new information.
(4)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(5)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(6)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.9 billion as at March 31, 2024 (March 31, 2023 - $9.0 billion).
            EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2024    1

Financial and Operational Highlights - Quarterly Comparison (Q1'24 vs. Q1'23)

($ millions)	Q1'24
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Wealth & asset management	408	282	109	—	17	—
Group - Health & Protection	280	—	114	166	—	—
Individual - Protection	278	—	87	23	168	—
Corporate expenses & other	(91)	—	—	—	(8)	(83)
Underlying net income(1)	875	282	310	189	177	(83)
Reported net income - Common shareholders	818	284	290	97	235	(88)
Change in underlying net income (% year-over-year)	(2)%	nm(3)	(2)%	(20)%	26%	nm(3)
Change in reported net income (% year-over-year)	1%	12%	(12)%	(42)%	75%	nm(3)
Wealth sales & asset management gross flows(1)	46,898	40,718	4,079	—	2,101	—
Group - Health & Protection sales(1)	528	—	311	191	26	—
Individual - Protection sales(1)	757	—	130	—	627	—
Change in wealth sales & asset management gross flows (% year-over-year)	1%	nm(3)	32%	—	(14)%	—
Change in group sales (% year-over-year)	4%	—	114%	(44)%	4%	—
Change in individual sales (% year-over-year)	48%	—	(4)%	—	67%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'24 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q1'24 MD&A.
(3)Not meaningful.

Underlying net income(1) of $875 million decreased $20 million from prior year, driven by:
•Wealth & asset management(1) down $3 million: Higher fee income offset by higher expenses in Asset Management, as well as lower net seed investment income in SLC Management.
•Group - Health & Protection(1) down $23 million: Less favourable morbidity experience in U.S. medical stop-loss and lower results in U.S. Dental primarily reflecting the impact of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by strong revenue growth in U.S. Group Benefits, and business growth and improved disability experience in Canada.
•Individual - Protection(1) down $13 million: Lower earnings due to the sale of Sun Life UK(2) partially offset by business growth in Asia.
•Corporate expenses & other(1) $19 million decrease in net loss driven by lower financing costs.

Reported net income of $818 million increased $12 million from prior year, driven by:
•Gains on partial sale of ABSLAMC(3) and the early termination of a distribution agreement in Asset Management; largely offset by
•The prior year gain on sale of the sponsored markets business in Canada(4);
•Fair value changes in management's ownership of MFS(5) shares; and
•The decrease in underlying net income.
•Unfavourable real estate experience(6) was mostly offset by favourable interest rate impacts.

Underlying ROE was 16.0% and reported ROE was 15.0% (Q1'23 - 17.3% and 15.6%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 148%.

(1)Refer to section C - Profitability in the Q1'24 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the Q1'24 MD&A.
(2)On April 3, 2023 we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements.
(3)To meet regulatory obligations, on March 21, 2024, we completed the sale of 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited (“partial sale of ABSLAMC”), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million.
(4)On February 1, 2023, we completed the sale of the sponsored markets business from Sun Life Assurance, a wholly owned subsidiary of SLF Inc., to Canadian Premier Life Insurance Company (re-branded to Securian Canada) ("sale of the sponsored markets business").
(5)MFS Investment Management ("MFS").
(6)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
2    Sun Life Financial Inc.     First Quarter 2024        EARNINGS NEWS RELEASE

Business Group Highlights

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $282 million was in line with prior year, driven by:
•MFS in line with prior year (up US$1 million): Higher fee income from average net assets ("ANA") mostly offset by higher expenses, which include fair value changes in management's participation in MFS shares. The MFS pre-tax net operating profit margin(1) improved to 37.2% for Q1'24 from 36.8% in the prior year due to higher ANA.
•SLC Management in line with prior year: Higher-fee related earnings offset by lower net seed investment income. Fee-related earnings(1) increased 1% driven by higher AUM, reflecting capital raising and deployment across the platform, offset by higher expenses. Fee-related earnings margin(1) was 23.9% for Q1'24, compared to 24.3% in the prior year.

Reported net income of $284 million increased $30 million or 12% from prior year, driven by a gain on the early termination of a distribution agreement partially offset by fair value changes in management's ownership of MFS shares.

Asset Management ended Q1'24 with $1,079 billion of AUM, consisting of $852 billion (US$630 billion) in MFS and $226 billion in SLC Management. Total Asset Management net outflows of $10.1 billion in Q1'24 reflected MFS net outflows of $11.7 billion (US$8.6 billion) partially offset by SLC Management net inflows of $1.5 billion.

During the first quarter, MFS celebrated its centennial anniversary. With a purpose of creating long-term value responsibly, MFS has been driven by a conviction to always do what’s best for Clients, staying true to its active investment approach, core values and collaborative culture.

Our Asset Management businesses advanced their sustainable investing objectives with BentallGreenOak ("BGO") completing Ontario's first all-electric net zero carbon industrial building, owned by Sun Life. BGO was also awarded the 2024 ENERGY STAR® Partner of The Year – Sustained Excellence Award by the U.S. Environmental Protection Agency and the U.S. Department of Energy for the 14th consecutive year. lnfraRed Capital Partners ("lnfraRed") continues to invest in assets helping to build a sustainable future, completing the acquisition of two operating, utility-scale renewable energy assets in the U.S. from Shell Windenergy Inc.(2) and Savion Equity LLC(3).

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $310 million decreased $6 million from prior year, reflecting:
•Wealth & asset management down $5 million: Includes lower earnings on surplus.
•Group - Health & Protection up $19 million: Business growth and improved disability experience reflecting lower claims volumes.
•Individual - Protection down $20 million: Unfavourable mortality experience in the quarter.
•Lower earnings on surplus across all businesses primarily reflecting lower realized gains.

Reported net income of $290 million decreased $39 million or 12% from prior year, reflecting a prior year gain on sale of the sponsored markets business, partially offset by market-related impacts. The market-related impacts were primarily from interest rates, partially offset by real estate experience.

Canada's sales(4):
•Wealth sales & asset management gross flows of $4 billion were up 32%, driven by higher mutual fund sales in Individual Wealth and higher defined benefit solution and defined contribution sales in Group Retirement Services ("GRS").
•Group - Health & Protection sales of $311 million were up 114%, driven by higher large case sales.
•Individual - Protection sales of $130 million were down 4%, reflecting lower participating whole life insurance sales.

We remain committed to developing targeted solutions for Clients living with chronic conditions such as diabetes to improve their insurability and health outcomes. In Q1, we launched our Diabetes Care Program, a free service for plan members as part of Lumino HealthTM Pharmacy, an online pharmacy app. The Diabetes Support Team, consisting of pharmacists, physicians, and registered dieticians, provides proactive support, coaching, and education. The personalized plans, support and advice help plan members to manage their diabetes.

In Q1, defined benefit solutions ("DBS") hit a milestone reaching $20 billion in cumulative sales since launching the business in 2008. We continue to maintain our leadership position in the pension risk transfer market by ranking first in sales for 16 years in a row(5). DBS has played a pivotal role in the market through a Client-focused approach and the creation of innovative solutions. This allows pension plan sponsors to transfer risks to Sun Life so they can focus on their core businesses, while helping to ensure long-term retirement security for plan members. Currently, DBS provides over $1.25 billion in annual pension payments to over 125,000 Clients.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'24 MD&A.
(2)Shell Windenergy Inc. is a subsidiary of Shell plc that develops and operates wind farms.
(3)Savion Equity LLC is a subsidiary of Shell plc that specializes in developing solar power and energy storage projects.
(4)Compared to the prior year.
(5)Life Insurance Marketing and Research Association ("LIMRA") market share as of Q4'23, on a year-to-date basis.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2024    3

U.S.: A leader in health and benefits
U.S. underlying net income of US$141 million decreased US$35 million or 20% ($189 million decreased $48 million or 20%) from prior year, driven by:
•Group - Health & Protection down US$30 million: Lower Dental results primarily reflecting the impact of Medicaid redeterminations following the end of the Public Health Emergency, and lower Group Benefits results primarily reflecting less favourable morbidity experience in medical stop-loss as utilization normalizes partially offset by strong revenue growth and favourable disability experience.
•Individual - Protection down US$5 million: The inclusion of the UK payout annuity business(1) was offset by unfavourable credit experience in the quarter.

Reported net income of US$71 million decreased US$54 million or 43% ($97 million decreased $71 million or 42%) from prior year, reflecting the decrease in underlying net income and market-related impacts largely from real estate experience partially offset by favourable interest rate impacts.

U.S. group sales of US$142 million were down US$108 million or 43% ($191 million, down $148 million or 44%), reflecting comparable Group Benefits sales and lower Medicaid and commercial sales in Dental driven by large institutional sales in the prior year.

We continue to expand our capabilities and advance our strategy to help our members access the health care and coverage they need. In Employee Benefits, we are now offering Health Navigator, powered by PinnacleCare, to the large employer group benefits market. This personal health care navigation and advisory service helps members get the right medical diagnoses, doctors and treatments for their specific needs and helps improve health and productivity outcomes for employers.

We are also leveraging our expertise on leave, absence management, and return-to-work services to offer Family Leave Insurance (“FLI”) in Alabama, Arkansas, Florida, Tennessee, and Texas. We are the first major group benefits provider to offer FLI in these states, broadening members’ access to paid leave to care for loved ones and giving employers the option to provide a valuable benefit to their employees more easily.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $177 million increased $36 million or 26% from prior year, driven by:
•Wealth & asset management up $2 million.
•Individual - Protection up $38 million: Good sales momentum and in-force business growth, higher earnings on surplus, and favourable mortality experience in the quarter, partially offset by higher expenses reflecting volume growth and continued investments in the business.
•Regional office expenses & other $(4) million increased net loss from higher expenses.

Reported net income of $235 million increased $101 million or 75% from prior year, driven by a gain on partial sale of ABSLAMC and the increase in underlying net income, partially offset by market-related impacts. The market-related impacts were primarily from interest rates and lower equity markets in China, partially offset by real estate experience.

Asia's sales(2):
•Individual sales of $627 million were up 67%, primarily driven by higher sales in Hong Kong reflecting expanded distribution capabilities, partially offset by lower sales in China, Vietnam and India reflecting industry and market conditions.
•Wealth sales & asset management gross flows of $2 billion were down 14%, reflecting lower money market fund sales in the Philippines, lower Mandatory Provident Fund ("MPF") sales in Hong Kong, and lower sales in India primarily from fixed income funds.

New business CSM of $230 million in Q1'24 was up from $102 million in the prior year, primarily driven by sales in Hong Kong.

We are committed to delivering shareholder value, including building and realizing value through strategic investments. To meet regulatory obligations, in March, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited (BSE: ABSLAMC.BO and NSE: ABSLAMC.NS), unlocking value in our investment through generating a $98 million (post-tax $84 million) gain. Since the Initial Public Offering in 2021, Sun Life has generated gains of over $450 million (post-tax gains of over $350 million), while still retaining 30.2% ownership of the listed entity following the most recent sell-down. This highlights the value of ABSLAMC, reflecting a strong track record of performance, with an attractive product mix including fixed income, equities and alternatives, and a fast-growing retail presence in India.

We continue to build on our Purpose to help Clients achieve lifetime financial security and live healthier lives. Our focus on making a difference in the lives of our Clients was recognized by our Platinum award(3) for the most trusted brand in the life insurance industry in the Philippines. This is Sun Life Philippines’ 15th year in a row to be recognized in the Trusted Brand Awards.

Corporate
Corporate underlying net loss was $83 million compared to underlying net loss of $81 million in the prior year, reflecting lower earnings due to the sale of Sun Life UK(1) partially offset by lower financing costs.

Reported net loss was $88 million compared to reported net loss of $79 million in the prior year, reflecting market-related impacts(1).

(1)On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements. Prior year results include market-related gains from Sun Life UK in reported net income within the Corporate business group.
(2)Compared to the prior year.
(3)Trusted Brand Awards.
4    Sun Life Financial Inc.     First Quarter 2024        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's Q1'24 financial results will be reviewed at a conference call on Friday, May 10, 2024, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q1'25 period end.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	David Garg
Director, Corporate Communications	Senior Vice-President, Capital Management and Investor Relations
Tel: 226-751-2391	Tel: 416-408-8649
krista.wilson@sunlife.com	david.garg@sunlife.com

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2024    5

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q1'24 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)Management’s ownership of MFS shares;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q1'24 MD&A.

6    Sun Life Financial Inc.     First Quarter 2024        EARNINGS NEWS RELEASE

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results
($ millions, after-tax)	Q1'24	Q1'23
Underlying net income	875	895
Market-related impacts
Equity market impacts	12	13
Interest rate impacts(1)	40	11
Impacts of changes in the fair value of investment properties (real estate experience)	(122)	(88)
Add: Market-related impacts	(70)	(64)
Add: Assumption changes and management actions	(7)	(5)
Other adjustments
Management's ownership of MFS shares	(12)	17
Acquisition, integration and restructuring(2)(3)(4)(5)	22	(4)
Intangible asset amortization	(36)	(33)
Other(6)	46	—
Add: Total of other adjustments	20	(20)
Reported net income - Common shareholders	818	806
Underlying EPS (diluted) ($)	1.50	1.52
Add: Market-related impacts ($)	(0.13)	(0.10)
Assumption changes and management actions ($)	(0.01)	(0.01)
Management's ownership of MFS shares ($)	(0.02)	0.03
Acquisition, integration and restructuring ($)	0.04	(0.01)
Intangible asset amortization ($)	(0.06)	(0.06)
Other ($)	0.08	—
Reported EPS (diluted) ($)	1.40	1.37

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $22 million in Q1'24 (Q1'23 - $20 million).
(3)Includes integration costs associated with DentaQuest, acquired on June 1, 2022.
(4)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited, generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million.
(5)Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23.
(6)Relates to the early termination of a distribution agreement in Asset Management in Q1'24.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results
($ millions)	Q1'24	Q1'23
Underlying net income (after-tax)	875	895
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(26)	(99)
Assumption changes and management actions ("ACMA")(1)	(8)	(5)
Other adjustments	41	(10)
Total underlying net income adjustments (pre-tax)	7	(114)
Add: Taxes related to underlying net income adjustments	(64)	25
Reported net income - Common shareholders (after-tax)	818	806

(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the net income impacts of method and assumption changes in the Interim Consolidated Financial Statements for the period ended March 31, 2024 includes amounts attributable to participating policyholders and excludes non-liability impacts.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2024    7

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q1'24 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q1'24 MD&A.

	Quarterly results
($ millions)	Q1'24	Q1'23
Assets under management
General fund assets	204,986	201,792
Segregated funds	135,541	131,033
Third-party AUM(1)	1,170,093	1,072,744
Consolidation adjustments(1)	(40,540)	(41,947)
Total assets under management	1,470,080	1,363,622

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q1'24 MD&A.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at March 31, 2024	As at December 31, 2023
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	495	712
Debt securities(1)	1,162	1,228
Equity securities(2)	105	102
Sub-total	1,762	2,042
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)	(277)	(411)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,485	1,631

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.

3. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q1'24
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	282	310	189	177	(83)	875
Add: Market-related impacts (pre-tax)	2	45	(53)	(16)	(4)	(26)
ACMA (pre-tax)	—	(7)	2	(3)	—	(8)
Other adjustments (pre-tax)	26	(8)	(67)	90	—	41
Tax expense (benefit)	(26)	(50)	26	(13)	(1)	(64)
Reported net income (loss) - Common shareholders	284	290	97	235	(88)	818
	Q1'23
Underlying net income (loss)	282	316	237	141	(81)	895
Add: Market-related impacts (pre-tax)	(7)	(92)	(21)	17	4	(99)
ACMA (pre-tax)	—	(2)	—	(6)	3	(5)
Other adjustments (pre-tax)	(23)	94	(71)	(6)	(4)	(10)
Tax expense (benefit)	2	13	23	(12)	(1)	25
Reported net income (loss) - Common shareholders	254	329	168	134	(79)	806

8    Sun Life Financial Inc.     First Quarter 2024        EARNINGS NEWS RELEASE

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to expectations of future share buybacks; (iv) that are predictive in nature or that depend upon or refer to future events or conditions; and (v) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the Q1'24 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2023 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2024, Sun Life had total assets under management of $1.47 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2024    9